Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 9 DATED SEPTEMBER 15, 2010

TO THE PROSPECTUS DATED APRIL 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 4 dated July 8, 2010, supplement no. 5 dated July 26, 2010, supplement no. 6 dated July 29, 2010, supplement no. 7 dated August 13, 2010 and supplement no. 8 dated August 30, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition and related financing of a 40-story office building containing 627,334 rentable square feet in Los Angeles, California.

Acquisition of Union Bank Plaza

On September 15, 2010, we, through an indirect wholly owned subsidiary, KBSII 445 South Figueroa, LLC (the “Owner”), purchased a 40-story office building containing 627,334 rentable square feet (the “Union Bank Plaza”) from Hines VAF UB Plaza, L.P., an affiliate of Hines Interests Limited Partnership. The Union Bank Plaza is located at 445 South Figueroa Street in Los Angeles, California on approximately 3.7 acres of land.

The purchase price of the Union Bank Plaza was approximately $208.0 million plus closing costs. We funded the acquisition of the Union Bank Plaza with proceeds from a mortgage loan from an unaffiliated lender, proceeds from existing credit facilities from unaffiliated lenders and proceeds from this offering.

The Union Bank Plaza was built in 1967, renovated in 1994 and is currently 96% leased to 36 tenants. The current annual effective base rent for the tenants of the Union Bank Plaza is approximately $16.2 million and the current weighted-average remaining lease term for the tenants is approximately 7.8 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $33.39 per square foot. Union Bank, N.A. (“Union Bank”) currently occupies 55% of the total rentable square feet. Upon commencement of a 16,801 square foot lease in December 2010, Union Bank will occupy 58% of the total rentable square feet.

Union Bank Plaza Mortgage Loan

On September 15, 2010, in connection with the acquisition of the Union Bank Plaza, the Owner entered into a five-year mortgage loan with Wells Fargo Bank, N.A. (the “Mortgage Lender”) for borrowings of up to $119.3 million secured by the Union Bank Plaza (the “Union Bank Plaza Mortgage Loan”). As of September 15, 2010, $105.0 million had been disbursed to us with the remaining loan balance available for future disbursements, subject to certain conditions set forth in the loan agreement. The Union Bank Plaza Mortgage Loan matures on September 15, 2015, with an option to extend the maturity date to September 15, 2016, subject to certain conditions. The Union Bank Plaza Mortgage Loan bears interest at a floating rate of 175 basis points over one-month LIBOR during the initial term of the loan and monthly payments are interest only with the entire balance due at maturity, assuming no prior prepayment. The Owner has entered into an interest rate swap agreement with the Mortgage Lender on the initial $105.0 million funded, which effectively fixed the interest rate at 3.445% through the initial term of the loan. The Owner has the right to repay the loan subject to a prepayment fee unless prepayment occurs 90 days prior to maturity.

KBS REIT Properties II, LLC (“REIT Properties II”) is providing a limited guaranty of the Union Bank Plaza Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums which may result from certain actions or inactions by the Owner. REIT Properties II is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Union Bank Plaza Mortgage Loan in the event of (i) certain bankruptcy or insolvency proceedings involving the Owner and (ii) certain other intentional actions committed by the Owner, by us or any of our affiliates in violation of the loan documents.

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